Exhibit 99.1

CMGE Reports Third Quarter 2014 Unaudited Financial Results

HONG KONG, November 17, 2014 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), the largest publisher and a leading developer of mobile games in China, today reported its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights

•	Revenues were RMB357.6 million (US$58.3 million1), compared with RMB98.1 million in the third quarter of 2013 and RMB274.6 million in the second quarter of 2014. Revenues were 264.5% higher year-over-year and 30.2% higher quarter-over-quarter.

•	Operating income was RMB73.3 million (US$11.9 million), compared with operating loss of RMB1.9 million in the third quarter of 2013 and operating income of RMB43.6 million in the second quarter of 2014. Operating income was RMB75.2 million higher year-over-year and 68.1% higher quarter-over-quarter.

•	Pre-tax income was RMB74.8 million (US$12.2 million), compared with pre-tax income of RMB24.9 million in the third quarter of 2013 and RMB50.5 million in the second quarter of 2014. Pre-tax income was 200.4% higher year-over-year and 48.1% higher quarter-over-quarter.

•	Net income was RMB75.2 million (US$12.3 million), compared with net income of RMB25.6 million in the third quarter of 2013 and RMB54.9 million in the second quarter of 2014. Net income was 193.8% higher year-over-year and 37.0% higher quarter-over-quarter.

•	Non-GAAP[2] net income, excluding (1) share-based compensation expenses and (2) independent committee investigation costs, was RMB82.8 million (US$13.5 million), compared with non-GAAP net income of RMB24.9 million in the third quarter of 2013 and non-GAAP net income of RMB63.1 million in the second quarter of 2014. Non-GAAP net income was 232.5% higher year-over-year and 31.2% higher quarter-over-quarter.

•	Basic and diluted earnings per American depositary share[3] (“ADS”) were RMB2.42 (US$0.39) and RMB2.30 (US$0.38), respectively, compared with basic and diluted earnings per ADS of RMB0.98 in the third quarter of 2013. Basic and diluted earnings per ADS were RMB1.76 and RMB1.66, respectively, in the second quarter of 2014.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1380 to US$1.00, the effective noon buying rate as of September 30, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.
[3]	One ADS represents 14 Class A ordinary shares of the Company’s stock.

Third Quarter Select Operating Data

•	Total paying user accounts[4] for social games were 6.2 million, compared with 2.8 million in the third quarter of 2013 and 5.0 million in the second quarter of 2014. Average revenue per paying user account (“ARPU”) for social games was RMB45.9, compared with RMB24.9 in the third quarter of 2013 and RMB40.1 in the second quarter of 2014.

•	Total paying user accounts[5] for single-player games (excluding single-player game bundles) were 4.0 million, compared with 2.6 million in the third quarter of 2013 and 3.7 million in the second quarter of 2014. ARPU for single-player games (excluding single-player game bundles) was RMB17.2, compared with RMB4.3 in the third quarter of 2013 and RMB15.6 in the second quarter of 2014.

•	Total subscriptions[6] for single-player game bundles were 0.6 million in the third quarter of 2014, compared with 1.6 million in the third quarter of 2013 and 0.9 million in the second quarter of 2014. Average revenue per subscription for single-player game bundles was RMB4.9, compared with RMB5.5 in the third quarter of 2013 and RMB3.7 in the second quarter of 2014.

•	Average monthly active users (“MAUs”)[7] for the third quarter of 2014 were 36.6 million, compared with 15.3 million in the third quarter of 2013 and 20.6 million in the second quarter of 2014. Average daily active users (“DAUs”) [8] for the third quarter of 2014 were 5.3 million, compared with 6.4 million in the third quarter of 2013 and 3.7 million in the second quarter of 2014.

“We are delighted to see continued strong overall financial performance in the third quarter of 2014 and, in particular, continuing growth in revenue,” commented Mr. Ken Jian Xiao, CMGE’s chief executive officer. “We have had a productive quarter and I am pleased to update everyone with a number of exciting developments and achievements with respect to our self-developed games, game publishing, intellectual property, user acquisitions, game engine and user community development businesses. We believe these developments and achievements have positioned our company for continued high growth and strong financial performance.

Self-developed games:

In the third quarter, we launched our massively multiplayer online action role playing game (“MMOARPG”) The New Legend and War Valley II and has been intensifying its R&D efforts working on 17 self-developed products, including Naruto , One-Piece , Samurai Spirits , Shaolin Temple , Feng Zhong Qi Yuan , Ikkyu San , and Hello Kitty .. We plan to begin launching these self-developed products beginning in the fourth quarter of this year.

[4]	Total paying users for social games represent the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts.
[5]	Total paying users for single-player games represents (i) the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user account, and (ii) the total number of games purchased through application stores.
[6]	Total subscriptions represent the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.
[7]	MAUs represent the total number of user accounts that have logged-in to or played a game during a particular month, adjusted to eliminate double-counting of the same user account. Average MAUs for a particular period is the average of the MAUs during that period.
[8]	DAUs represent the total number of user accounts that have logged-in to or played a game during a particular day, adjusted to eliminate double-counting of the same user account. Average DAUs for a particular period is the average of the DAUs during that period.

In September, we launched our MMOARPG game, The New Legend , for which we have obtained the IP rights from Shanda Games. The game has incorporated an interactive tool called “YAYA Yu Yin” to facilitate real time communication among players. The New Legend was ranked number three in the iOS paid rankings, number seven in free rankings and number 20 in gross billings rankings with average DAUs of over 100,000 for a period of time in September, while gross billings for October were more than RMB10 million. In addition, in October, our MMOARPG game, War Valley II , was launched on four major Korean platforms and was ranked number 1 in free rankings in T-store, number 1 in download rankings in Google Play and number 1 in popularity rankings in T-store and Kakao Talk. Daily gross billings for War Valley II have reached over RMB0.5 million per day on Korean platforms since launch.

In addition, we will conduct closed beta testing on our self-developed game Feng Zhong Qi Yuan , for which we have obtained exclusive rights to base the game on the TV drama of the same name. The TV drama debuted on October 1, 2014 and has been very popular in the Chinese TV rankings. In addition to these new product launches, our existing self-developed card games have continued to record strong growth. Our single-player games such as Er Zhan Xiong Ying have been the driving growth in our single-player game category. We believe that the performance of our self-developed games in 2014 provide strong support for CMGE’s position as one of the world’s top leaders for mobile game development. For example, our self-developed single-player games revenue for the third quarter of 2014 has increased 244.7% compared to the prior quarter and 104.1% compared to the same quarter last year.

Publishing business:

In the third quarter, we placed special emphasis on adding e-sports mobile games, including games with first person shooter (“FPS”), multiplayer online battle arena (“MOBA”) and dance themes. As an official mobile game title in the World E-sports Championship Games (“WECG”), Crisis Action , one of the world’s first FPS competitive mobile game, performed extremely well. Within 15 days of its launch, the game’s DAUs reached 1.8 million. In October, Crisis Action generated monthly gross billings of over RMB10 million. Based on our self-developed IPs, The Last Battle , an official MOBA mobile game title in the WECG, in the Hero’s Blade series, underwent closed beta testing in October as well. The Hero Series has been continually successful so far with Super Heros and Tian Tian Ying Xiong becoming the drivers in the publishing business during the third quarter. Another game title in the Hero Series called The Heroes of the Three Kingdoms will begin closed beta testing in November as well. In the third quarter, CMGE also launched card games such as Quan Min Huang Di , based on the TV drama of Bu Bu Jing Qing , a card game called Quan Min Feng Shen , all of which are expected to contribute more revenue in the next quarter.

In addition, Uncharted Waters 5 , the title exclusively licensed from Tecmo Koei Games, underwent its first round of closed beta testing in August and has started a new round of testing in October. We have also licensed a 3D RPG game called Dao Mu OL to publish in mainland China, Hong Kong, Macau and Taiwan. Its closed beta testing will be conducted in November. Another 3D ARPG game called Wo Zhu San Guo , for CMGE has obtained publishing rights in mainland China, Hong Kong, Macau, Taiwan and Korea, will undergo closed beta testing in November as well.

In the third quarter, CMGE launched five games overseas, including Chao Shen Xue Yuan , Chao Shen Lian Meng and Kan Wo 72 Bian in Hong Kong, Macau and Taiwan. Chao Shen Xue Yuan was ranked number 4 among the best-selling games in Taiwan’s Apple App Store. CMGE also launched Age of Tank in Russia and Korea. In the fourth quarter, CMGE plans to launch Crisis Action overseas and launch An Hei Chuang Shi Shen and Qin Shi Ming Yue 2 (in cooperation with Sohu Chang You in Hong Kong, Macau and Taiwan. CMGE’s overseas business is expanding.

Intellectual property:

As announced during CMGE’s new product launch press conference in August, we have already made a series of strategic partnerships with some of the world’s top IP owners and game companies in the areas of animation, television, online fiction and classic games.

In the area of animation and classic games, CMGE has established partnerships relating to One-Piece and Ikkyu San from Toei Animation, Naruto from GREE, Uncharted Waters 5 from Tecmo Koei, and Samurai Spirits from SNK Playmore, etc. We have also obtained the publishing rights in China for the Android version of King of Fighters’ 97 , Samurai Spirits II and Metal Slug 2 from SNK Playmore. We have also obtained the publishing rights in China for 5 classic games from IGS, including San Guo Zhan Ji Feng Yun Zai Qi , San Guo Zhan Ji 2 Qun Xiong Zheng Ba , Xi You Shi E Zhuan , Xing Yi Quan and Ao Jian Kuang Dao ..

Recently, CMGE has been granted the mobile game adaptation rights to twelve well-known cartoon IPs, including Hello Kitty , from the Japanese company, Sanrio. CMGE has also been authorized to develop and publish, in mainland China, Hong Kong, Taiwan and Macau, mobile game based on twelve Sanrio characters, including Hello Kitty , Bad Badtz-Maru , Kerokerokeroppi , My Melody , Kuromi , Sugarbunnies , Pompompurin , Little Twin Stars , Cinnamoroll , U-Sa-Ha-Na , Patty & Jimmy and Charmmy Kitty ..

In the area of television, CMGE has obtained the exclusive right to produce mobile games based on the TV series Feng Zhong Qi Yuan , which is produced by top TV producer Tang Ren Ying Shi in mainland China. Closed beta testing of this self-developed mobile game of the same title will start in late November.

In the area of online fiction, CMGE, together with Wuxi Manhuang Internet Technology Company Limited, obtained the rights from Tencent to develop an MMOARPG game based on the famous online fiction Ze Tian Ji , which is expected to be launched by the end of the first quarter of 2015.

In addition, we have also obtained rights from the Shaolin Temple to develop mobile games with themes based on the Shaolin Temple.

CMGE has also been developing its own games based on the IP of Hero’s Blade , aspects of which are being produced by members of the former Blizzard team and the world-class team that previously produced League of Legends and Fates Forever .. CMGE will continue to develop mobile games based on Hero’s Blade .. The Last Battle , an official MOBA mobile game title in the WECG, is one of the games in the series.

User acquisition:

We have pre-installed our proprietary game center application, as well as a series of self-developed poker games on over 60 million handsets as of the end of third quarter of 2014. The game center application has also been launched on many free Wi-Fi environments, including shopping malls, buses and railway stations. Although these Wi-Fi partnerships are still in the early stage, we believe our user acquisition resulting from this strategic alliance with Chinese public Wi-Fi leaders will generate a positive impact in the upcoming few quarters.

Game engine and user community:

In the third quarter, our strategic partner, Beijing Super Flash Software Co. Ltd. launched its “Mobimirage” game engine (“Mirage Engine”) and “Kuai Ying” Mobile Games Supplemental Publishing Platform (“Publishing Platform”) .. The Mirage Engine has already been connected to Tencent’s Wechat service to achieve higher functionality. The developer community surrounding Mirage Engine will serve as a platform for developers to conduct technology exchange, technology support, business cooperation inquiries and as a way to announce official information. The construction of the developer community platform is largely complete and it has begun to be put in to use. The Publishing Platform supports SDK from many major distribution channels, including, among others, Baidu, 360, UC, Dang Le, Kuai Yong and Xiaomi.

In August, CMGE officially launched its 51PK game battle platform, which supports multi-screen interactive and real-time battles. In cooperation with SNK Playmore, CMGE has completed the development of King of Fighters’ 97 , which will soon be launched. More games will be developed, including Samurai Spirits II and Metal Slug 2 ..

In addition, Yunva Technology Co. Ltd., in which CMGE has a strategic investment, has combined “YAYA Yu Yin” and “WAYA Shi Pin” into one product called “YAYA Yu Yin 2.0”. CMGE has incorporated YAYA Yu Yin 2.0’s live interactive voice and video communication functions into its poker series and Jue Zhan Sha Cheng .. Moreover, in the many upcoming social games published by CMGE, we will incorporate the same function to facilitate real time communication among players.

Finally, during the second quarter, CMGE strategically invested in and entered into a strategic cooperation with Shenzhen Jin Huan Tian Lang Technology Co. Ltd. (“Jin Huan Tian Lang”), a leading mobile poker game company in China. Jin Huan Tian Lang’s Wa Wa Le Yuan platform has a history of over 10 years dedicated to establishing a social platform based on poker games with multiple social functions. In the third quarter, CMGE cooperated with Jin Huan Tian Lang to begin cross-marketing and sharing resources and distribution channels, which we expect will enhance CMGE’s leading position in mobile poker games.

According to the 2014 Second Quarter Mobile Game Market Analysis Report published by Analysys International, CMGE again ranks first among China’s mobile game publishers with 19.3% of market share in China (in terms of gross billings), an increase of 1.2% from the prior quarter. In August, CMGE’s Crisis Action , one of the world’s first FPS competitive mobile game, and Dance Everyday , a unique 3D dance-themed game, were selected to be official mobile game titles in the WECG.

CMGE has seen positive results from cooperation with the world’s top IP owners and game companies. We expect that this will in turn continue to increase revenues from both our self-developed games and our publishing business,” concluded Mr. Xiao.

Mr. Ken Chang, CMGE’s chief financial officer, added, “I am pleased with our third quarter financial performance. Revenues increased by 30.2% and net profit increased by 37.0% quarter-over-quarter. Our operating margin and net margin have expanded handsomely to 20.5% and 21.0%, respectively, from 15.9% and 20.0% during the previous quarter. Our operating data for both social games and single-player games recorded impressive growth. Paying users for social games and single-player games increased by 24.0% and 8.1%, respectively, and ARPU for social games and single-player games increased by 14.5% and 10.3% respectively, compared to the prior quarter.”

Management Share Repurchase

CMGE has been informed that Mr. Shuling Ying, our chief operating officer, and Mr. Xiao have completed their individual purchases of RMB10 million worth of CMGE’s shares in line with CMGE’s announcement dated August 18, 2014.

Third Quarter 2014 Results

Revenues

Total net revenues were RMB357.6 million (US$58.3 million), an increase of 264.5% from RMB98.1 million during the same period last year and an increase of 30.2% from RMB274.6 million in the prior quarter. The sequential increase was mainly due to the continued success of our self-developed game, Joyful Da Yin Jia , as well as games in our publishing business, including the success of Super Hero .. The year-over-year increase was due to the strong growth of our self-developed games and our publishing business as well, driven by the increase in the number of paying users and ARPU, which, for our social games paying users, increased 24.0% and 14.5% quarter-over-quarter, respectively. The growth of paying users for our social games was driven by newly published games such as Super Hero and Tian Tian Ying Xiong .. Meanwhile, paying users and ARPU for our single-player games increased by 8.1% and 10.3% quarter-over-quarter, respectively.

Cost of Revenues

Cost of revenues was RMB125.6 million (US$20.5 million) during the third quarter of 2014, an increase of 207.1% from RMB40.9 million in the third quarter of 2013 and an increase of 17.4% from RMB107.0 million in the second quarter of 2014. The sequential and year-over-year increases were primarily due to the increases in payments made to mobile carrier channels and revenue sharing to distribution channels as our overall revenue continued to grow.

CMGE’s overall gross margin was 64.9% during the third quarter of 2014, compared with 58.3% in the third quarter of 2013 and 61.0% in the second quarter of 2014. The quarter-over-quarter and year-over-year increases were mainly due to an increase in revenues compared to fixed costs, which mainly consist of the amortization of intangible assets and employee salaries. We have also been carefully managing our variable costs which mainly consist of revenue sharing to distribution channels.

Operating Expenses

Operating expenses were RMB158.8 million (US$25.9 million) during the third quarter of 2014, compared with RMB59.0 million in the third quarter of 2013 and RMB123.9 million in the second quarter of 2014. Operating expenses were 44.4% of revenues for the current quarter, which was comparable to 45.1% for the prior quarter. Operating expenses as a percentage of revenues decreased significantly year-over-year from 60.1% due to economies of scale, which resulted in only a minor increase in fixed overheads despite a significant increase in revenues.

Selling expenses were RMB91.4 million (US$14.9 million) during the third quarter of 2014, compared with RMB34.2 million in the third quarter of 2013 and RMB69.1 million in the prior quarter. Selling expenses as a percentage of revenues was 25.6%, comparable to 25.2% for the prior quarter and decreased from 34.9% for the same quarter last year. Selling expenses as a percentage of revenues decreased year-over-year as our revenues increased significantly year-over-year.

General and administrative expenses were RMB34.9 million (US$5.7 million) during the third quarter of 2014, compared with RMB10.5 million in the third quarter of 2013 and RMB32.2 million for the prior quarter. General and administrative expenses as a percentage of revenues were 9.8%, comparable to 11.8% in the prior quarter and 10.7% for the same quarter last year.

Research and development expenses were RMB32.5 million (US$5.3 million) during the third quarter of 2014, compared with RMB14.2 million in the third quarter of 2013 and RMB22.6 million in the prior quarter. Research and development expenses as a percentage of net revenues were 9.1% in the third quarter of 2014, a decrease from 14.5% in the third quarter of 2013 and comparable to that of 8.2% in the second quarter of 2014. The year-over-year decrease was due to a substantial increase in revenues.

Share-based compensation expenses totaled RMB6.1 million (US$1.0 million) during the third quarter of 2014, compared with (RMB0.7 million) in the third quarter of 2013 and RMB7.2 million in the second quarter of 2014. Share-based compensation expenses were comparable to the prior quarter while year-over-year there was an increase due to low share-based compensation resulting from a one-time reversal of share-based compensation for the forfeiture of warrants granted to a consultant last year.

Operating Income (Loss)

As a result of the above factors, CMGE’s operating income was RMB73.3 million (US$11.9 million) during the third quarter of 2014, compared with an operating loss of RMB1.9 million in the third quarter of 2013, RMB75.2 million higher year-over-year and an increase of 68.1% compared to operating income of RMB43.6 million in the second quarter of 2014.

Non-GAAP operating income excluding (1) share-based compensation and (2) independent committee investigation costs was RMB80.9 million (US$13.2 million) during the third quarter of 2014, an increase of RMB83.5 million compared with a non-GAAP operating loss of RMB2.6 million in the third quarter of 2013, and an increase of 56.2% compared with non-GAAP operating income of RMB51.8 million in the second quarter of 2014.

Other Income (Expenses)

There was no material other expenses during the third quarter of 2014. Comparatively, other income for the prior quarter at RMB2.9 million mainly represented government grants and foreign exchange gain due to a stronger RMB exchange rate relative to the US dollar. Other income for the same quarter last year was the reversal of a contingent liability for the accrued tax liability of a subsidiary which was disposed of.

Income Tax

CMGE had an income tax benefit of RMB0.4 million (US$0.1 million) for the third quarter of 2014, compared with an income tax benefit of RMB4.4 million in the second quarter of 2014 and an income tax benefit of RMB0.7 million for the same quarter last year. The sequential decrease in income tax benefit was due to tax concessions that some of our subsidiaries were granted during the second quarter which resulted in the reversal of the first quarter’s tax provisions in the second quarter. Minimal tax benefit was realized for the current quarter as our subsidiaries continued to benefit from tax concessions. The minimal tax benefit was realized for the same quarter last year was due to the loss before income tax that was incurred for the nine months ended September 2013.

Net Income

Net income for the third quarter of 2014 was RMB75.2 million (US$12.3 million), compared with net income of RMB25.6 million in the third quarter of 2013 and net income of RMB54.9 million in the second quarter of 2014. Net income was 193.8% higher year-over-year and 37.0% higher quarter-over-quarter. Net income was higher sequentially and year-over-year because of higher operating profit as our revenues increased while expenses increased to a lesser extent.

Non-GAAP net income excluding (1) share-based compensation and (2) independent committee investigation costs was RMB82.8 million (US$13.5 million) during the third quarter of 2014, compared with a non-GAAP net income of RMB24.9 million in the third quarter of 2013 and non-GAAP net income of RMB63.1 million in the second quarter of 2014.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS during the third quarter of 2014 were RMB2.42 (US$0.39) and RMB2.30 (US$0.38), respectively, compared with basic and diluted earnings per ADS of RMB0.98 in the third quarter of 2013 and basic and diluted earnings per ADS during the second quarter of 2014 of RMB1.76 and RMB1.66, respectively. Non-GAAP basic and diluted earnings per ADS, excluding (1) share-based compensation and (2) independent committee investigation costs, were RMB2.67 (US$0.43) and RMB2.54 (US$0.41), respectively, during the third quarter of 2014, compared with non-GAAP basic and diluted earnings per ADS of RMB0.98 in the third quarter of 2013 and non-GAAP basic and diluted earnings per ADS during the second quarter of 2014 of RMB2.02 and RMB1.91, respectively.

Cash and Cash Equivalents

As of September 30, 2014, CMGE had cash and cash equivalents of RMB385.2 million (US$62.8 million), and CMGE’s short-term investments were RMB42.3 million (US$6.9 million).

Ordinary Shares

CMGE had 437.8 million ordinary shares outstanding (both Class A and Class B ordinary shares, excluding the ordinary shares or the equivalent ADSs issued to Bank of New York Mellon as a reservation for the future exercise of options or warrants) as of September 30, 2014, or the equivalent of 31.3 million ADSs outstanding.

Business Outlook

For the fourth quarter of 2014, CMGE expects its total revenues to be between RMB380 million and RMB400 million. This forecast reflects CMGE’s current and preliminary view on the estimated performance of its game portfolio and on the market and operational conditions, which may fluctuate and are subject to change.

Conference Call

CMGE’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on November 17, 2014 (9:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free Dial-In	+1 855-500-8701
Hong Kong Dial-In	+852 3051-2745
China Dial-In	400-120-0654
International Dial-In	+65 6723-9385
Conference ID	33958755

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on November 17, 2014 through 07:59 a.m. Eastern Daylight Time on November 24, 2014. The dial-in details for the replay are:

U.S. Toll Free Dial-In	+1 855-452-5696
International Dial In:	+61 2-9003-4211
Conference ID	33958755

A live webcast of the conference call will be available on the investor relations section of CMGE’s website at: http://ir.cmge.com/.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies as well as our business plans; our future development, results of operations and financial condition; our ability to continue to develop new and attractive products and services; our ability to continue to develop new technologies or upgrade our existing technologies; our ability to attract and retain users and customers and further enhance our brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in our registration statement on Form F-3, our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement CMGE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude (1) share-based compensation expenses, (2) intangible assets impairment loss, and (3) independent committee investigation costs . Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6108

E-mail: ir@cmge.com

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	As of December 31,	As of September 30,
	2013*	2014	2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	249,126	385,234	62,762
Restricted cash	15,725	—	—
Short-term investments	51,772	42,283	6,889
Accounts receivable	140,049	414,493	67,529
Prepayment and other current assets	91,585	234,025	38,127
Amount due from related party	6,097	—	—
Deferred tax assets	1,100	1,103	180

Total current assets	555,454	1,077,138	175,487

Non-current assets:
Property and equipment, net	13,085	23,122	3,767
Goodwill	564,841	564,841	92,024
Intangible assets, net	86,891	191,228	31,155
Prepayments	23,000	18,801	3,063
Long-term investments, net	2,000	118,165	19,251
Deferred tax assets	2,714	2,840	462
Other non-current assets	5,139	44,171	7,196

Total non-current assets	697,670	963,168	156,918

TOTAL ASSETS	1,253,124	2,040,306	332,405

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowing	14,000	—	—
Accounts payable	59,170	145,939	23,776
Accrued expenses and other liabilities	41,174	78,477	12,785
Deferred revenue	12,413	21,217	3,457
Income tax payable	1,851	3,487	568
Amounts due to related parties	—	1,896	309

Total current liabilities	128,608	251,016	40,895

Non-current liabilities:
Unrecognized tax benefits	9,970	10,717	1,746
Deferred tax liabilities	7,793	5,255	856
Other non-current liabilities	2,000	2,000	326

Total non-current liabilities	19,763	17,972	2,928

Total liabilities	148,371	268,988	43,823

Mezzanine equity
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; 26,485,961 and nil shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively. Aggregate liquidation preference and redemption amount were RMB77,677 and nil as of December 31, 2013 and September 30, 2014, respectively)	77,677	—	—
Shareholders’ equity
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 178,034,362 and 257,015,603 shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	1,121	1,607	262
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 180,821,228 and 180,821,228 shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	1,179	1,179	192
Additional paid-in capital	1,003,417	1,582,513	257,822
Retained earnings	19,635	184,329	30,031
Accumulated other comprehensive income/(loss)	122	(347)	(57)

Total China Mobile Games and Entertainment Group Limited’s equity	1,025,474	1,769,281	288,250
Noncontrolling interests	1,602	2,037	332

Total shareholders’ equity	1,027,076	1,771,318	288,582

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,253,124	2,040,306	332,405

*	Amounts for the year ended December 31, 2013 were derived from December 31, 2013 audited consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Revenues
Games	89,163	274,590	357,648	58,268	172,501	846,943	137,984
Handset design	8,893	—	—	—	34,070	—	—

Total net revenues	98,056	274,590	357,648	58,268	206,571	846,943	137,984

Cost of revenues
Games	(33,514)	(107,023)	(125,590)	(20,461)	(70,562)	(312,265)	(50,874)
Handset design	(7,431)	—	—	—	(31,393)	—	—

Total cost of revenues	(40,945)	(107,023)	(125,590)	(20,461)	(101,955)	(312,265)	(50,874)

Gross profit	57,111	167,567	232,058	37, 807	104,616	534,678	87,110
Operating expenses:
Selling expenses	(34,221)	(69,107)	(91,436)	(14,897)	(59,041)	(217,408)	(35,420)
General and administrative expenses	(10,533)	(32,249)	(34,917)	(5,689)	(41,781)	(90,326)	(14,716)
Research and development expenses	(14,213)	(22,591)	(32,452)	(5,287)	(34,382)	(72,466)	(11,806)
Impairment of intangible assets	—	—	—	—	(2,613)	—	—

Operating income (loss)	(1,856)	43,620	73,253	11,934	(33,201)	154,478	25,168
Interest income	1,220	3,760	2,327	379	2,407	6,585	1,073
Income (loss) from equity method investment	—	265	(780)	(127)	—	(515)	(84)
Other income	14,383	2,881	34	6	15,565	5,457	889
Change in fair value of contingently returnable consideration assets	11,163	—	—	—	7,582	—	—

Income (loss) before income taxes and noncontrolling interests	24,910	50,526	74,834	12,192	(7,647)	166,005	27,046
Income tax benefit (expense)	729	4,364	358	58	(886)	(1,269)	(207)

Net income (loss)	25,639	54,890	75,192	12,250	(8,533)	164,736	26,839

Accretion of contingently redeemable ordinary shares	(929)	—	—	—	(2,254)	—	—

Net income (loss) attributable to shareholders	24,710	54,890	75,192	12,250	(10,787)	164,736	26,839

Net income (loss) attributable to noncontrolling interests	(215)	348	(338)	(55)	357	43	7
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	24,925	54,542	75,530	12,305	(11,144)	164,693	26,832

Other comprehensive income (loss):
Foreign currency translation adjustment	1,428	(103)	24	4	1,939	(469)	(76)

Other comprehensive income (loss)	1,428	(103)	24	4	1,939	(469)	(76)

Comprehensive income (loss)	26,138	54,787	75,216	12,254	(8,848)	164,267	26,763

Comprehensive income (loss) attributable to noncontrolling interests	—	355	(337)	(55)	(52)	44	7
Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	26,138	54,432	75,553	12,309	(8,796)	164,223	26,756

Earnings (loss) per ADS:
Basic	0.98	1.76	2.42	0.39	(0.42)	5.51	0.90
Diluted	0.98	1.66	2.30	0.38	(0.42)	5.17	0.84
Weighted average number of ADS:
Basic	23,182,083	31,072,626	31,151,151	31, 151,151	22,172,662	29,913,041	29,913,041
Diluted	24,028,319	32,772,264	32,769,323	32,769,323	22,172,662	31,835,825	31,835,825

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash used in operating activities	(4,840)	(184)	(62,679)	(10,212)	(7,166)	(86,421)	(14,080)
Net cash used in investing activities	(25,606)	(152,075)	(47,526)	(7,743)	(47,944)	(264,095)	(43,026)
Net cash provided by financing activities	152,376	19,718	5,419	883	152,416	486,710	79,295

Exchange rate effect on cash and cash equivalents	1,039	(104)	21	4	233	(86)	(14)
Net increase (decrease) in cash and cash equivalents	122,969	(132,645)	(104,765)	(17,068)	97,539	136,108	22,175
Cash and cash equivalents, beginning of the period	103,306	622,644	489,999	79,830	128,736	249,126	40,587

Cash and cash equivalents, end of the period	226,275	489,999	385,234	62,762	226,275	385,234	62,762

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”) except for per ADS data)

	For the three months ended September 30, 2013			For the three months ended June 30, 2014			For the three months ended September 30, 2014
	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (b)	Non-GAAP	GAAP	Adjustment (b)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	58,967	749	59,716	123,947	(8,188)	115,759	158,805	(7,649)	151,156
Income (loss) from operations	(1,856)	(749)	(2,605)	43,620	8,188	51,808	73,253	7,649	80,902
Operating margin	-1.9%		-2.7%	15.9%		18.9%	20.5%		22.6%
Net income	25,639	(749)	24,890	54,890	8,188	63,078	75,192	7,649	82,841
Net margin	26.1%		25.4%	20.0%		23.0%	21.0%		23.2%
Net income attributable to CMGE	24,925	(749)	24,176	54,542	8,188	62,730	75,530	7,649	83,179
Net margin attributable to CMGE	25.4%		24.7%	19.9%		22.8%	21.1%		23.3%
Diluted earnings per ADS(b)	0.98		0.98	1.66		1.91	2.30		2.54

	For the nine months ended September 30, 2013			For the nine months ended September 30, 2014
	GAAP	Adjustment (c)	Non-GAAP	GAAP	Adjustment (b)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	137,817	(13,713)	124,104	380,200	(19,468)	360,732
Income (loss) from operations	(33,201)	13,713	(19,488)	154,478	19,468	173,946
Operating margin	-16.1%		-9.4%	18.2%		20.5%
Net income (loss)	(8,533)	13,713	5,180	164,736	19,468	184,204
Net margin	-4.1%		2.5%	19.5%		21.7%
Net income (loss) attributable to CMGE	(11,144)	13,713	2,569	164,693	19,468	184,161
Net margin attributable to CMGE	-5.4%		1.2%	19.4%		21.7%
Diluted earnings (loss) per ADS(d)	-0.42		0.23	5.17		5.78

(a)	Adjustment to exclude the share-based compensation expense of each period.
(b)	Adjustment to exclude the share-based compensation expense and independent committee investigation costs of each period.
(c)	Adjustment to exclude the share-based compensation expense and intangible assets impairment loss of each period.
(d)	1 ADS = 14 Ordinary Shares.